Exhibit 99.4

14 December 2004

United Utilities appoints Non Executive Director.

United Utilities PLC today announces the appointment of David Jones CBE as a non-executive director with effect from 3 January 2005.

David Jones, 62, was the Group Chief Executive of The National Grid Company plc from 1994 to 2001 and is the Chairman of UK Coal PLC. Prior to that, he was Chief Executive of South Wales Electricity and previously held various management posts at South Western Electricity.

Announcing the appointment, United Utilities' Chairman, Sir Richard Evans said: 'David Jones has had extensive experience in senior management roles within the electricity industry. We are delighted that he will be joining the board shortly as a non-executive director’.